# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Masco Corporation, CIK 0000062996
CUSIP: 574599106
Title of class of securities: Common stock, par value $1.00
Address of issuer's principal executive offices: 17450 College Parkway, Livonia, Michigan (MI), 48152
Date of event which requires filing of this statement: 12/31/2025
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0000813917

## Reporting persons
- HARRIS ASSOCIATES L P: type of reporting person: investment adviser (IA); citizenship or place of organization: United States (X1); sole voting power 11,188,017; shared voting power 0; sole dispositive power 11,501,911; shared dispositive power 0; aggregate amount beneficially owned 11,501,911 (5.5% of the class)
- Harris Associates, Inc.: type of reporting person: corporation (CO); citizenship or place of organization: United States (X1); sole voting power 11,188,017; shared voting power 0; sole dispositive power 11,501,911; shared dispositive power 0; aggregate amount beneficially owned 11,501,911 (5.5% of the class)

## Item 1. Issuer
Name of issuer: Masco Corporation
Address of issuer's principal executive offices: 17450 College Parkway, Livonia, MI, 48152.

## Item 2. Person Filing
Name of person filing:
Harris Associates L.P. ("Harris")
Harris Associates, Inc. ("General Partner")

**Harris Associates, Inc., for itself and as General Partner
Address of principal business office or, if none, residence: 111 South Wacker Drive Suite 4600, Chicago, IL 60606
Citizenship: See Item 4 on the cover page(s) hereto.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned: By reason of advisory and other relationships with the person who owns the Shares, Harris may be deemed to be the beneficial owner of the shares specified in Item 9 on the cover page(s) hereto. Harris has been granted the power to vote Shares in circumstances it determines to be appropriate in connection with assisting its advised clients to whom it renders financial advice in the ordinary course of business, by either providing information or advice to the persons having such power, or by exercising the power to vote.
Percent of class: See Item 11 on the cover page(s) hereto.
Sole power to vote or to direct the vote: See Item 5 on the cover page(s) hereto.
Shared power to vote or to direct the vote: See Item 6 on the cover page(s) hereto.
Sole power to dispose or to direct the disposition: See Item 7 on the cover page(s) hereto.
Shared power to dispose or to direct the disposition: See Item 8 on the cover page(s) hereto.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- HARRIS ASSOCIATES L P: Joseph J. Allessie, Joseph J. Allessie, General Counsel and Secretary (02/17/2026)
- Harris Associates, Inc.: Joseph J. Allessie, Joseph J. Allessie, General Counsel and Secretary (02/17/2026)